SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended           December 31, 2008
                          ---------------------------------
                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                      Commission File Number 1-13007
                                             --------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Carver Federal Savings Bank 401(k) Savings Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Carver Bancorp, Inc.
                               75 W. 125th Street
                          New York, New York 10027-4512

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedule
                           December 31, 2008 and 2007

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                                Table of Contents


                                                                                        Page
                                                                                     -----------

Independent Auditors' Report                                                              3

Financial Statements:

         Statement of Net Assets Available for Plan Benefits
             as of December 31, 2008 and 2007                                             4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the Year Ended December 31, 2008                                         5

         Notes to Financial Statements                                                  6-15

Supplemental Schedule:

         Schedule H, Line 4i - Schedule of Assets
         (Held at End of Year) as of December 31, 2008                                    16


All other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974 have been omitted because they are not applicable.


                                 P&G Associates
                                 --------------
                            Auditors and Consultants
                                  www.pgcpa.com


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants in the
Carver Federal Savings Bank
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Carver Federal Savings Bank 401(k)Savings Plan (the Plan), as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ P&G Associates
    P&G Associates

June 22, 2009

                    646 Highway 18, East Brunswick, NJ 08816
                      (732) 651-1700 . (732) 651-1195 FAX

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits

                               As of December 31,

------------------------------------------------------------------------------------------------------------------


Assets                                                                      2008                    2007
   Investments
       Mutual Funds                                                        $1,409,149             $2,390,146
       Common Collective Trust                                                354,974                510,710
       Self directed brokerage accounts:
           Mutual funds                                                       237,129                    -0-
                                                                  --------------------    -------------------
           Total self directed brokerage                                      237,129                    -0-
        Common Stock - Carver Bankcorp                                         36,715                107,164
       Participant loans                                                       45,544                 42,242
                                                                  --------------------    -------------------
             Total investments                                              2,083,511              3,050,262

 Other Assets
   Cash                                                                           159                    159
   Other (Contributions Receivable, Accrued
     Income, etc.)                                                              3,269                  1,570
                                                                  --------------------    -------------------
             Total Other Assets                                                 3,428                  1,729
                                                                  --------------------    -------------------

                  Total Assets                                              2,086,939              3,051,991
                                                                  --------------------    -------------------

Liabilities
   Unclaimed Checks                                                            41,632                 40,067
   Other                                                                          -0-                     50
                                                                  --------------------    -------------------
                  Total Liabilities                                            41,632                 40,117
                                                                  --------------------    -------------------

                  Net assets available for plan benefits at fair
                       value                                                2,045,307              3,011,874
            Adjustment from fair value to contract value for
                 fully benefit responsive investment contracts
                 (Note 2(b))                                                   57,307                  4,732
                                                                  --------------------    -------------------
                   Net assets available for plan benefits                  $2,102,614             $3,016,606
                                                                  ====================    ===================


                 See accompanying notes to financial statements

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2008

------------------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:

    Investment income
         Net appreciation (depreciation) in fair value of investments                        $ ( 943,194)
         Interest and Dividends                                                                  122,280
         Participant loans interest                                                                3,267
                                                                                  -----------------------
             Net investment gain (loss)                                                         (817,647)
                                                                                  -----------------------

    Contributions
         Employer contributions                                                                  183,585
         Participant contributions                                                               350,363
         Rollover contributions                                                                    6,669
                                                                                  -----------------------
             Total contributions                                                                 540,617
                                                                                  -----------------------

                    Total additions (subtractions)                                              (277,030)
                                                                                  -----------------------

Deductions from net assets attributed to:
    Benefits paid to participants                                                                633,422
    Other Deductions                                                                               1,440
    Administrative expenses                                                                        2,100
                                                                                  -----------------------
                    Total deductions                                                             636,962
                                                                                  -----------------------

                    Net decrease in assets available for plan benefits                          (913,992)


Net assets available for plan benefits:
Beginning of year                                                                            $ 3,016,606
                                                                                  -----------------------

End of Year                                                                                  $ 2,102,614
                                                                                  =======================


                 See accompanying notes to financial statements

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008

-------------------------------------------------------------------------------


1.     Description of the Plan

       The following description of the Carver Federal Savings Bank 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the plan and provisions.

       (a) General

           The Plan is a non-standardized prototype defined contribution 401(k) Plan. Carver Federal Savings Bank (the "Company" or the "Employer") established the Plan effective October 1, 1989, and last amended the Plan on March 31, 2008. The Plan is administered by a Plan Administrator, which controls and manages the operations of the Plan. The Plan Administrator is Carver Federal Savings Bank, and the Plan's operations are overseen by an Employee Benefits Committee named by the Company whose members are also employees or officers of the Company. The Plan's Trustee is Merrill Lynch Trust Co., FSB. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b) Eligibility

           All employees of the Company are eligible to participate in the Plan, except employees who have less than three months of service, employees who are members of a union that bargained separately for retirement benefits during negotiations, non-resident aliens who received no earned income from sources within the United States, employees of an affiliate that has not adopted the Plan, leased employees, any employee classified by his or her employer as a temporary employee, and expatriates assigned to the Employer of a participating affiliate on a non-permanent basis. If the employee is not excluded from participation due to the above eligibility requirements, he or she will become eligible to participate in the Plan and receive Company matching contributions upon attaining age 21 and completing three months of service. Eligible employees may enter the plan on the first day of the calendar month next following their meeting eligibility requirements.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

       (c) Contributions

           Each year, participants may contribute up to 50% of pre-tax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution equal to the first 4% of total compensation that a participant contributes as pre-tax contributions to the Plan. In addition, the Company may make a profit sharing discretionary contribution allocated as a percentage of participant's compensation.

       (d) Participant Accounts

           Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution and allocations of: (a) the Company's contribution, and (b) Plan earnings, and is charged with withdrawals, administrative expenses and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (e) Investments

           Participants direct the investment of their contributions and Company matching contributions, among mutual fund and other investment options as offered by the Plan.

       (f) Vesting

           Participants are immediately 100% vested in their contributions, including "rollovers", and the Company's matching contribution, plus actual earnings thereon. Participants are vested in the Company's profit sharing contributions, plus actual earnings thereon evenly over a five year vesting period (20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years).

           During the year ended December 31, 2008, no forfeited non-vested account balances were used to reduce employer contributions. There were $34 and $8,606 of forfeited non-vested balances as of December 31, 2007 and 2008, respectively.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

       (g) Participant Loans

           Participants may borrow from their fund accounts. Such participant loans must be a minimum of $1,000 and may go up to a maximum of $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

       (h) Payment of Benefits

           On termination of service due to death, disability, retirement or in some cases upon reaching the age of 59 1/2, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2.     Summary of Significant Accounting Policies

       (a) Basis of Accounting

           The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b) Use of Estimates

           The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.

       (c) Risk and Uncertainties

           The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' balances and the amounts reported in the statement of net assets available for plan benefits.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

       (d) Investment Valuation and Income Recognition

           The Plan's investments are stated at fair value. Assets are held at Merrill Lynch Trust Company at December 31, 2008 and 2007. Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. These investments are valued at fair value as determined by a national exchange.

           Participant loans are valued at outstanding loan balances, which approximates fair value.

           Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

           Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

           The Plan is also a participant in the Merrill Lynch Retirement Preservation Trust (the "RPT"). The value is recorded at fair value on the Statement of Net Assets available for Plan Benefits. As of December 31, 2006 the Plan adopted Financial Accounting Standards Board ("FASB") Staff Position AAG INV-1 and Statement of Position No. 94-4-1, Reporting for Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that investment contracts be reported at fair value rather than contract value. Accordingly, the investment in RPT is stated at fair value as of December 31, 2007 and 2008 with a corresponding adjustment to reflect the investment at contract value. The fair value of RPT is calculated based on market values and prices obtained from an independent pricing service. The bonds are valued at the last available bid price, options are valued at the last sale price or bid price. Money market instruments are valued at amortized cost. Swap contracts are valued based on market quotes obtained from a pricing service. Synthetic GIC wrapper values are calculated based on the difference between the sum of present values of wrap fees based on replacement costs and the sum of present values of wrap fees at the beginning of the year.

           The Retirement Preservation Trust uses wrapper contracts to allow for unscheduled withdrawals at a stable "contract value", regardless of the value of the Trust's underlying assets. The issuer of the wrapper contracts provides assurances that future adjustments to Trust earnings ("crediting rate") will not be reduced to a rate less than zero. Certain conditions might limit the Trust's ability to transact at contract value, however. Specifically, events outside the normal operation of the Trust which cause a withdrawal from an investment contract might result in a negative market value adjustment. Examples of such events include partial or complete termination of the Trust or a unitholder, tax disqualification of the trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2008, the occurrence of such events was not considered probable.

           The average yield earned by the Trust (which may differ from the interest rate credited to participants in the Trust) at December 31, 2008 and 2007, were 9.49% and 5.50%, respectively. The average yield earned by the Trust with an adjustment to reflect actual interest rate credited to participants in the Trust at December 31, 2008 and 2007, were 4.10% and 5.12%, respectively. This rate was calculated by dividing the annualized earnings credited to participants in the Trust (irrespective of the actual earnings of the investments in the trust) by the fair value of all investments in the Trust.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

3.     Administrative Expenses

       Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

4.     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

5.     Investments

       The plan held the following investments:

                                                                            December 31,
                                                               ----------------------------------------
                                                                      2008                 2007
                                                               -------------------  -------------------
                 Mutual Funds                                      $1,409,149           $2,390,146
                 Common Collective Trusts**                           354,974              510,710
                 Self Directed Brokerage Accounts                     237,129                -
                 Common Stocks                                         36,715              107,164
                 Participant Loans                                     45,544               42,242
                                                               -------------------  -------------------
                Total                                              $2,083,511           $3,050,262
                                                               ===================  ===================

       During 2008, the Plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $943,194 as follows:

                    Mutual Funds                          $ (873,102)
                    Common Stock                             (70,092)
                                                  ----------------------
Net Appreciation (Depreciation)                           $ (943,194)
                                                  ======================

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

       The following presents investments at December 31, 2008 and 2007 that represent 5% or more of the plan's net assets:

                                                                   2008
                                                            --------------------
           ML Retirement Preservation Trust**                 $    354,974
           American Capital INCM Bld R2                       $    398,708
           Self-directed Brokerage Accounts                   $    237,129
           Eaton Vance Lrg Cap Val R                          $    181,263
           Blackrock Government                               $    149,451
           American Growth Fund of Amer                       $    134,800
           Alliance Bernstein Bal Shr R                       $    129,707

           ** Reported at fair value; Contract value on December 31, 2008 was $412,281.



                                                                   2007
                                                            --------------------
           Retirement Preservation Trust**                    $    510,710
           American CapitalIncm Bld R2                        $    545,033
           Eaton Vance Lrg Cap Val R                          $    354,489
           Alliance Bernstein Bal Shr R                       $    300,447
           American Growth Fund of Amer                       $    286,160

           ** Reported at fair value; Contract value at December 31, 2007 was $515,443.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Continued)

-------------------------------------------------------------------------------

6.     Related-Party Transactions

       The Plan's investments include shares in a common collective trust and mutual funds managed by Merrill Lynch Bank and its affiliates. Merrill Lynch also holds the assets of the Plan and also performs certain administrative functions. During the first ten months of 2007, assets were also held by Alliance Bernstein and HSBC. They also performed some administrative functions. Therefore, transactions involving Merrill Lynch and/or its affiliates or with funds managed by them qualify as party-in-interest transactions.

       Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays the salaries of these individuals and also pays other administrative expenses on behalf of the Plan.

       These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Internal Revenue Code and ERISA's rules on prohibited transactions.

7.     Plan Termination

       Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account and shall be distributed to participants and beneficiaries based on their individual accounts in the Plan as of the termination date.

8.     Income Tax Status

       The Plan adopted a prototype standardized 401(k) plan. The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.

                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN

                          Notes to Financial Statement
                          Year ended December 31, 2008
                                   (Concluded)

--------------------------------------------------------------------------------

9.     Reconciliation of financial statements to Form 5500

       The following is a reconciliation of the net assets available for plan benefits as of December 31, 2008 to the form 5500:



Net assets available for benefits per the Financial Statements                                 $  2,102,614
     Less
      Adjustment from fair value to contract value for fully benefit
         responsive investment contracts (see note 2(e))                                             57,307
                                                                                         --------------------

Net assets available for plan benefits per Form 5500                                           $  2,045,307
                                                                                         ====================

10.    Impact of new Accounting Standards and Interpretations

       In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan's adoption of FIN 48 did not have any impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits for the years ended December 31, 2007 and 2008.

       In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS No. 157 was issued to increase consistency and comparability in reporting fair values. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the statement of net assets.

       In accordance with SFAS 157, the Plan classifies its investments into Level 1, Level 2 and Level 3 as defined below:

       Level 1: Quoted market prices in active markets for identical assets or liabilities

       Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

       Level 3: Unobservable inputs reflecting the reporting entity's own assumptions


                                                   TOTAL              Level 1            Level 2          Level 3
                                               ---------------     ---------------     -------------    ------------
         Common stock                          $    36,715         $    36,715         $        --       $       --
         Mutual funds                            1,409,149           1,409,149                  --               --
         Participant loans                          45,544                   --                 --         45,544
         Common/collective
         trust                                     354,974                   --           354,974                --
         Self -directed
         brokerage assets                          237,129             237,129                  --               --
                                               ---------------     ---------------     -------------    ------------

         Total                                 $ 2,083,511         $ 1,682,993         $  354,974        $ 45,544
                                               ===============     ===============     =============    ============



       The following is a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs for level 3 assets:

                                                             Participant Loans
                                                             -----------------
         Beginning balance                                         $  42,243
         New Loans Issued                                             35,787
         Principal paid and deemed distributions                     -32,486
         Gain or loss on loans                                             0
                                                             ----------------
         Ending balance                                            $  45,544
                                                             ================



       The there were no losses for the period included in changes in net assets available for benefits attributable to the changes in unrealized gains or losses relating to assets still held at the reporting date for level 3 assets.


                 CARVER FEDERAL SAVINGS BANK 401(k) SAVINGS PLAN
                               Schedule H Line 4i
                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2008
------------------------------------------------------------------------------------------------------------------------------
(a)   (b) Identity of Issue, Borrower or       (c) Description of                    Number of           (e) Current
                 Similar Party                     Investment                     shares of  Units           Value
      ------------------------------------------------------------------------------------------------------------------------
      ------------------------------------------------------------------------------------------------------------------------
*     ML Retirement Preservation Trust**          Common Collective Trust               412,281            $   354,974
      Oppenheimer Global Opport N                 Mutual Fund                             5,199                 78,867
      Oppenheimer Main Strt  SML CP
      FD CL N                                     Mutual Fund                               507                  5,995
      Blackrock EQ Dividend R                     Mutual Fund                             6,060                 80,657
      Goldman Sachs MID CAP VAL SER               Mutual Fund                             1,422                 31,092
      American Capital INCM BLD R2                Mutual Fund                             9,600                398,708
      American Growth Fund of Amer                Mutual Fund                             6,723                134,800
      Victory Special Value FD CL R               Mutual Fund                             7,488                 75,102
      Delaware High Yield OPP CL R                Mutual Fund                            11,617                 33,109
      Eaton Vance LRG CAP VAL R                   Mutual Fund                            12,475                181,263
      Alliance Bernstein  INT VAL R               Mutual Fund                             3,510                 35,842
      Alliance Bernstein BAL SHR R                Mutual Fund                            11,220                129,707
      Alliance Bernstein 2015 RETIRMN             Mutual Fund                             2,131                 15,346
      Janus Adviser Inter Grwth FD R              Mutual Fund                             2,211                 58,963
      Alliance Bernstein 2035 RET STR             Mutual Fund                                27                    184
      Alliance Bernstein 2045 RET STR             Mutual Fund                                 9                     64
      Blackrock Government                        Mutual Fund                            13,864                149,451
*     Self-directed Brokerage Account             Self-directed Account                 237,129                237,129
*     Carver Bancorp Common                       Common Stock                            7,343                 36,715

*     Participant Loans                           11 Loans with maturities up to    45,544.3700                 45,544
                                                  5 years and interest rates
                                                  from 6% to 9.25%

*     Other Assets                                                                                               3,428
                                                                                                           -------------------

      TOTAL                                                                                                $ 2,086,939
                                                                                                           ===================

      *  Parties-in-interest as defined by ERISA
      **Reported at fair value; contract value on December 31, 2008 was $412,280.81

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            CARVER FEDERAL SAVINGS BANK 401(k)
                                            SAVINGS PLAN




Date: June 26, 2009                    By:  /s/ Margaret Roberts
                                            ------------------------------------
                                        Name:    Margaret Roberts
                                        Title:   Senior Vice President and Chief
                                                 HR Officer
                                                 Carver Federal Savings Bank

                                 P&G Associates
                            Auditors and Consultants
                                  www.pgcpa.com








            Consent of Independent Registered Public Accounting Firm



We consent to the incorporation by reference in this Registration Statement (No. 333-152698 on Form S-8) pertaining to Carver Federal Saving Bank's 401(k) Savings Plan of our report dated June 22, 2009, with respect to the financial statements and schedules of the Carver Federal Savings Bank 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.



Very truly yours,

/s/ P&G Associates

P&G Associates


June 26, 2009

                    646 Highway 18, East Brunswick, NJ 08816
                       (732) 651-1700 . (732) 651-1195 FAX